April 28, 2015

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 14, 2014
File No. 333-197085

Dear Ms. Long:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated November 24, 2014, relating to Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-197085, filed on November 14, 2014 (“Amendment No. 3”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 4, as well as four copies of a blacklined version of Amendment No. 4, marked to show changes from Amendment No. 3 filed on November 14, 2014. Page references in the responses below are to Amendment No. 3.

Description of Capital Stock, page 142

1. We note disclosure in the preamble that the descriptions are summaries and are qualified in their entirety by reference to the applicable provisions of Delaware General Corporation Law. You may not qualify the description of your capital stock by reference to Delaware General Corporation Law or other information not filed as an exhibit. Please refer to Rule 411(a) of Regulation C of the Securities Act of 1933. Please revise your prospectus accordingly.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Craig Slivka
Leland Benton
Tracie Towner
Al Pavot
Securities and Exchange Commission
Stephen N. Landsman, Esq.
Univar Inc.

Enclosures

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